Exhibit 99.1

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars)

(Unaudited)

	December 31, 2019	September 30, 2020
	Amount	Amount
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$22,203,031	$12,060,285
Other Receivables	—	12,552
Prepayments	68,923	341,978

Total current assets	22,271,954	12,414,815

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 7 and 17)	68,256	157,675
Financial assets at fair value through other comprehensive income (Notes 8 and 17)	132,160	33,810
Property, plant and equipment, net (Note 10)	38,333	19,943
Right-of-use assets (Notes 11)	727,866	528,751
Intangible assets (Notes 12 and 17)	2,845	402
Refundable deposits	108,076	108,541

Total non-current assets	1,077,536	849,122

TOTAL ASSETS	$23,349,490	$13,263,937

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	$1,871,843	$2,230,083
Other payables (Notes 13 and 21)	3,246,842	2,745,853
Lease Liabilities – current (Note 11)	264,543	327,040
Other current liabilities (Note 16)	—	918,150

Total current liabilities	5,383,228	6,221,126

NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	262,350	115,600
Long-term borrowings (Notes 14 and 24)	17,065,305	17,499,076
Long-term borrowings from related parties (Notes 14 and 24)	566,176	603,702
Lease Liabilities – non-current (Note 11)	490,835	281,149
Other non-current liabilities (Note 21)	184,870	95,926

Total non-current liabilities	18,569,536	18,595,453

Total liabilities	23,952,764	24,816,579

DEFICIT ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY (Note 16)
Ordinary shares	61,366,844	61,366,844
Capital surplus	116,495,710	116,495,710
Accumulated deficits	(179,484,825)	(189,751,895)
Other reserves	(55,084)	(153,434)

Total deficit attributable to stockholders of the Company	(1,677,355)	(12,042,775)

NON-CONTROLLING INTERESTS	1,074,081	490,133

Total deficit	(603,274)	(11,552,642)

TOTAL LIABILITIES AND EQUITY	$23,349,490	$13,263,937

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. Dollars)

(Unaudited)

	For the nine months ended September 30
	2019	2020
	Amount	Amount
NET REVENUE (Note 17)	$3,000,000	$—

COST OF REVENUE (Note 17)	(425,000)	—

GROSS PROFIT	2,575,000	—

OPERATING EXPENSES (Notes 15, 18, 21 and 24)
General and administrative expenses	(5,253,502)	(4,173,041)
Research and development expenses	(13,883,992)	(6,427,094)

Total operating expenses	(19,137,494)	(10,600,135)

LOSS FROM OPERATIONS	(16,562,494)	(10,600,135)

NON-OPERATING INCOME AND EXPENSES
Interest income	144,417	438
Other gains and losses (Notes 11 and 18)	(38,290)	504,494
Finance costs (Notes 18 and 24)	(608,502)	(921,514)

Total non-operating income and expenses	(502,375)	(416,582)

LOSS BEFORE INCOME TAX	(17,064,869)	(11,016,717)

INCOME TAX (EXPENSE) BENEFIT (Note 19)	(395,290)	165,699

NET LOSS FOR THE PERIOD	(17,460,159)	(10,851,018)

OTHER COMPREHENSIVE LOSS (Note 16)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	(9,046)	(98,350)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(17,469,205)	$(10,949,368)

NET LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(17,460,159)	$(10,267,070)
Noncontrolling interests	—	(583,948)

	$(17,460,159)	$(10,851,018)

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO
Stockholders of the Company	$(17,469,205)	$(10,365,420)
Noncontrolling interests	—	(583,948)

	$(17,469,205)	$(10,949,368)

LOSS PER ORDINARY SHARE (Note 20)
Basic and diluted	$(0.11)	$(0.05)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Company
	Ordinary Shares (Note 16)		Capital Surplus (Note 16)					Unrealized Valuation Loss on Financial Assets at Fair Value Through Other Comprehensive Income (Note 16)
	Number of ordinary shares	Amount	Ordinary Shares	Share Options Reserve	Other	Total	Accumulated Deficits		Non-controlling Interests (Note 16)	Total Equity
BALANCE AT JANUARY 1, 2019	160,248,940	$51,627,219	$105,143,362	$6,316,310	$—	$111,459,672	($132,468,858)	$—	$—	$30,618,033
Recognition of employee share options by the Company (Note 21)	—	—	—	42,511	—	42,511	—	—	—	42,511
Net loss for the nine months ended September 30, 2019	—	—	—	—	—	—	(17,460,159)	—	—	(17,460,159)
Other comprehensive loss for the nine months ended September 30, 2019, net of income tax	—	—	—	—	—	—	—	(9,046)	—	(9,046)

Total comprehensive loss for the nine months ended September 30, 2019	—	—	—	—	—	—	(17,460,159)	(9,046)	—	(17,469,205)

BALANCE AT SEPTEMBER 30, 2019	160,248,940	$51,627,219	$105,143,362	$6,358,821	$—	$111,502,183	($149,929,017)	($9,046)	$—	$13,191,339

BALANCE AT JANUARY 1, 2020	189,954,970	$61,366,844	$108,800,191	$6,274,591	$1,420,928	$116,495,710	($179,484,825)	($55,084)	$1,074,081	($603,274)
Net loss for the nine months ended September 30, 2020	—	—	—	—	—	—	(10,267,070)	—	(583,948)	(10,851,018)
Other comprehensive loss for the nine months ended September 30, 2020, net of income tax	—	—	—	—	—	—	—	(98,350)	—	(98,350)

Total comprehensive loss for the nine months ended September 30, 2020	—	—	—	—	—	—	(10,267,070)	(98,350)	(583,948)	(10,949,368)

BALANCE AT SEPTEMBER 30, 2020	189,954,970	$61,366,844	$108,800,191	$6,274,591	$1,420,928	$116,495,710	($189,751,895)	($153,434)	$490,133	($11,552,642)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars)

(Unaudited)

	For the nine months ended September 30
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax	$(17,064,869)	$(11,016,717)
Adjustments for:
Depreciation expenses	357,074	222,561
Amortization expenses	3,369	2,443
Net loss(gain) on fair value changes of financial assets and liabilities at fair value through profit or loss	21,998	(236,169)
Finance costs	608,502	921,514
Interest income	(144,417)	(438)
Compensation costs recognized of share-based payment transactions	(212,551)	198,720
Loss (Gain) on disposal of property, plant and equipment	75,296	(359)
Unrealized gain on foreign exchange, net	(140,774)	(163,207)
Loss on lease modification	64,287	—
Gain on rent concession	—	(23,117)
Changes in operating assets and liabilities
Increase in other receivables	—	(12,552)
Decrease (Increase) in prepayments	40,479	(273,055)
(Decrease) Increase in trade payables	(3,080,505)	358,240
Decrease in other payables	(992,887)	(1,045,556)
Increase in other current liabilities	—	918,150

Cash used in operations	(20,464,998)	(10,149,542)
Interest received	144,417	438
Interest paid	(24,374)	(30,108)
Income tax (paid) refund	(395,290)	165,699

Net cash used in operating activities	(20,740,245)	(10,013,513)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(2,993)	(5,056)
Proceeds from disposal of property, plant and equipment	4,300	359
Decrease (Increase) in refundable deposits	2,545	(465)

Net cash generated from (used in) investing activities	3,852	(5,162)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of the principal portion of lease liabilities	(179,050)	(124,071)

Net cash used in financing activities	(179,050)	(124,071)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(20,915,443)	(10,142,746)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	28,908,901	22,203,031

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$7,993,458	$12,060,285

The accompanying notes are an integral part of the condensed consolidated financial statements.

ASLAN PHARMACEUTICALS LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2020

(In U.S. Dollars, Unless Stated Otherwise)

(Unaudited)

1.	GENERAL INFORMATION

ASLAN Pharmaceuticals Limited (“ASLAN Cayman”) was incorporated in the Cayman Islands in June 2014 and is the listing vehicle for our listing on the Nasdaq Global Market in the United States. ASLAN Cayman and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the development of innovative treatments to transform the lives of patients.

The main businesses and intragroup relationships of the Company were as follows as of September 30, 2020:

Name	Place of Incorporation	Date of Incorporation	Main Business
ASLAN Pharmaceuticals Limited	Cayman Islands	June 2014	Investment holding
ASLAN Pharmaceuticals Pte. Ltd.	Singapore	April 2010	New drug research and development
ASLAN Pharmaceuticals Taiwan Limited	Taiwan	November 2013	New drug research and development
ASLAN Pharmaceuticals Australia Pty Ltd.	Australia	July 2014	New drug research and development
ASLAN Pharmaceuticals Hong Kong Limited	Hong Kong	July 2015	New drug research and development
ASLAN Pharmaceuticals (Shanghai) Co. Ltd.	China	May 2016	New drug research and development
ASLAN Pharmaceuticals (USA) Inc.	United States of America	October 2018	New drug research and development
Jaguahr Therapeutics Pte. Ltd.	Singapore	August 2019	New drug research and development

ASLAN Pharmaceuticals Pte. Ltd. was incorporated in Singapore in April 2010 and ASLAN Pharmaceuticals Limited was incorporated in Cayman Islands in June 2014 as the listing vehicle for the initial public offering and listing on the TPEx in 2017 and listing on the Nasdaq Global Market sponsored with its issuance of American Depositary Shares (“ADSs”) since May 4, 2018.

On July 16, 2020, TPEx notified the Company that the Company showed a negative net worth and lack of operating revenue for the six months ending June 30, 2020, resulting in the Company’s failure to meet TPEx’s listing standards provided in subparagraph 4, paragraph 1, Article 12-2 of the Taipei Exchange Rules Governing Securities Trading on the TPEx. Thus, on August 25, 2020 the Company’s ordinary shares ceased trading on TPEx, resulting in the Nasdaq Global Market being the primary listing of the Company’s securities.

On September 17, 2020, the Company received the approval from Financial Supervisory Commission by an official letter of the Cessation of the Company’s public company status in Taiwan. As of September 30, 2020, the Company is only listed on Nasdaq Global Market.

The Company has financed its operations to date primarily through the issuance of common shares. The Company has incurred net losses since inception. Please refer to Notes 22 and 23 for details of the Company’s current fund raising plan.

In addition to its main product candidates, the Company has other earlier stage products candidates in development. On October 15, 2019, the Company established a joint venture with Bukwang Pharmaceutical Co., Ltd., a leading research and development focused Korean pharmaceutical company, to develop antagonists of the aryl hydrocarbon receptor (AhR). The joint venture company, in which the Company currently owns a controlling stake, is called Jaguahr Therapeutics Pte. Ltd.

Both the reporting and functional currency of the Company is the U.S. dollar.

2.	APPROVAL OF FINANCIAL STATEMENTS

The accompanying condensed consolidated financial statements were reviewed and approved by the Company’s Audit Committee on January 28, 2021.

3.	APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS

a.	Amendments to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) mandatorily effective for the current year.

The Company has applied the amendments to IFRSs included in Amendments to IFRS 3 “Definition of a Business”, Amendments to IFRS 9, IAS 39 and IFRS 7 “Interest Rate Benchmark Reform” and Amendments to IAS 1 and IAS 8 “Definition of Material” for the annual period that began on or after January 1, 2020 and Amendment to IFRS 16 “Covid-19-Related Rent Concessions” for the period that began on or after June 1, 2020.

The application of these amendments has had no material impact on disclosures or amounts recognized in the Company’s condensed consolidated financial statements.

b.	New and revised IFRSs issued but not yet effective

Of the new, amended and revised standards and interpretations (collectively the “New IFRSs”) that have been issued but are not yet effective, the Company has not applied the following.

New IFRSs	Effective Date Announced by IASB (Note 1)
“Annual Improvements to IFRS Standards 2018–2020”	January 1, 2022 (Note 2)
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022 (Note 3)
Amendments to IFRS 4 “Extension of the Temporary Exemption from Applying IFRS 9”	Effective immediately upon promulgation by the IASB
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform - Phase 2”	January 1, 2021
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture”	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17	January 1, 2023
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022 (Note 4)
Amendments to IAS 37 “Onerous Contracts–Cost of Fulfilling a Contract”	January 1, 2022 (Note 5)

Note 1:	Unless stated otherwise, the above New IFRSs are effective for annual reporting periods beginning on or after their respective effective dates.

Note 2:	The amendments to IFRS 9 are applied prospectively to modifications and exchanges of financial liabilities that occur on or after the annual reporting periods beginning on or after January 1, 2022. The amendments to IAS 41 “Agriculture” are applied prospectively to the fair value measurements on or after the annual reporting periods beginning on or after January 1, 2022. The amendments to IFRS 1 “First-time Adoptions of IFRSs” are applied retrospectively for annual reporting periods beginning on or after January 1, 2022.

Note 3:	The amendments are applicable to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2022.

Note 4:	The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

Note 5:	The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations on January 1, 2022.

As of the date the condensed consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and financial performance and will disclose the relevant impact when the assessment is completed.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

The condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated financial statements are not subject to qualification relating to the application of IFRSs as issued by IASB.

b.	Basis of preparation

The condensed consolidated financial statements have been prepared on the historical cost basis except for financial instruments and other payable arising from cash-settled share-based payment arrangements which are measured at fair value.

c.	Basis of consolidation

The condensed consolidated financial statements include the financial statements of the ASLAN Cayman and its subsidiaries. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intragroup transactions, balances, income and expenses are eliminated in full upon consolidation.

d.	Other significant accounting policies

Refer to the summary of significant accounting policies for the consolidated financial statements for the year ended December 31, 2019, unless otherwise stated below.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, management is required to make judgments, estimations, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered relevant. Actual results may differ from these estimates. The inputs into our judgments and estimates consider the economic implications of COVID-19 on our critical and significant accounting estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revisions affect only that period or in the period of the revisions and future periods if the revisions affect both current and future periods.

For the critical accounting judgments and key sources of estimation uncertainty and assumption applied in the condensed consolidated financial statements, refer to the consolidated financial statements for the year ended December 31, 2019.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2019	September 30, 2020
Cash on hand	$1,723	$1,723
Deposits in banks	22,201,308	12,058,562

	$22,203,031	$12,060,285

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk or changes in value.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2019	September 30, 2020
Financial assets at fair value through profit or loss (FVTPL) - Non-current
Financial assets mandatorily classified as at FVTPL
Derivative financial assets - warrants (a)	$13,019	$287
Derivative financial assets - pre-redemption right (b)	55,237	157,388

	$68,256	$157,675

Financial liabilities at fair value through profit or loss (FVTPL) - Non-current
Financial liabilities at FVTPL
Derivative financial liabilities - conversion right (c)	$262,350	$115,600

a.	In July 2018, the Company acquired warrants to subscribe for ordinary shares of DotBio Pte. Ltd., as detailed in Note 17 (under the heading of “Nanyang Technological University”).

b.

On October 25, 2019, the Company entered into a loan facility agreement with warrants and was entitled to repay at any time prior to expiry of the term, as detailed in Note 14 (under the heading of “October/November 2019 Loan Facility”).

c.	On September 30, 2019, the Company entered into a convertible loan facility, as detailed in Note 14 (under the heading of “Convertible Loan Facility”).

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	December 31, 2019	September 30, 2020
Non-current

Investments in equity instruments at fair value through other comprehensive income (FVTOCI)
Foreign unlisted ordinary shares	$132,160	$33,810

In July 2018, the Company acquired ordinary shares of DotBio Pte. Ltd., as detailed in Note 17 (under the heading of Nanyang Technological University), which were not held for trading. The management believes that to recognize short-term fluctuations in the investments’ fair value in profit or loss would not be consistent with the Company’s purpose of holding the investments. As a result, the Company elected to designate the investments in equity instruments as at FVTOCI.

9.	DETAILS OF SUBSIDIARIES THAT HAVE MATERIAL NON-CONTROLLING INTERESTS

There is no material change related to non-controlling interests for the nine months ended September 30, 2020. For related information, please refer to Note 9 to the consolidated financial statements for the year ended December 31, 2019.

10.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31, 2019	September 30, 2020
Office equipment	$31,105	$17,997
Other equipment	1,938	57
Leasehold improvements	5,290	1,889

	$38,333	$19,943

For the nine months ended September 30, 2019

	Office Equipment	Other Equipment	Leasehold Improvements	Total
Cost
Balance at January 1, 2019	$276,935	$36,180	$488,106	$801,221
Additions	2,993	—	—	2,993
Disposals	(65,292)	(889)	(219,733)	(285,914)

Balance at September 30, 2019	$214,636	$35,291	$268,373	$518,300

Accumulated depreciation
Balance at January 1, 2019	$178,115	$25,128	$309,560	$512,803
Depreciation expenses	44,591	7,357	103,715	155,663
Disposals	(47,397)	(518)	(158,403)	(206,318)

Balance at September 30, 2019	$175,309	$31,967	$254,872	$462,148

Carrying amounts at January 1, 2019	$98,820	$11,052	$178,546	$288,418

Carrying amounts at September 30, 2019	$39,327	$3,324	$13,501	$56,152

For the nine months ended September 30, 2020

	Office Equipment	Other Equipment	Leasehold Improvements	Total
Cost
Balance at January 1, 2020	$211,315	$35,291	$268,373	$514,979
Additions	5,056	—	—	5,056
Disposals	(2,806)	—	—	(2,806)

Balance at September 30, 2020	$213,565	$35,291	$268,373	$517,229

Accumulated depreciation
Balance at January 1, 2020	$180,210	$33,353	$263,083	$476,646
Depreciation expenses	18,164	1,881	3,401	23,446
Disposals	(2,806)	—	—	(2,806)

Balance at September 30, 2020	$195,568	$35,234	$266,484	$497,286

Carrying amounts at January 1, 2020	$31,105	$1,938	$5,290	$38,333

Carrying amounts at September 30, 2020	$17,997	$57	$1,889	$19,943

The above items of property, plant and equipment used by the Company are depreciated on a straight-line basis over the estimated useful life of 3 years.

11.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31, 2019	September 30, 2020
Carrying amounts

Buildings	$727,866	$528,751

	For the nine months ended September 30
	2019	2020
Additions to right-of-use assets	$882,670	$—

Depreciation charge for right-of-use assets
Buildings	$201,411	$199,115

b.	Lease liabilities

	December 31, 2019	September 30, 2020
Carrying amounts
Current	$264,543	$327,040
Non-current	490,835	281,149

	$755,378	$608,189

Discount rate for lease liabilities was as follows:

	December 31, 2019	September 30, 2020
Buildings	6%	6%

c.	Material lease-in activities and terms

The Company leases office buildings with lease terms of 3 years. These arrangements do not contain purchase options at the end of the lease terms.

Certain of the office buildings leases across the Company contain extension options. These terms are used to maximize operational flexibility in terms of managing contracts. In cases in which the Company is not reasonably certain to use an optional extended lease term, payments associated with the optional period are not included within lease liabilities. If the payments associated with the optional period are included within lease liabilities, there will be an increase in lease liabilities of $736,377 as of September 30, 2020.

d.	Other lease information

	For the nine months ended September 30
	2019	2020
Expenses relating to short-term leases	$216,201	$105,370

Expenses relating to low-value asset leases	$6,198	$2,572

Total cash outflow for leases	$425,821	$262,121

The Company leases certain office buildings which qualify as short-term leases and certain office equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, did not recognize right-of-use assets and lease liabilities for these leases.

All lease commitments with lease terms commencing after the balance sheet dates are as follows:

	December 31, 2019	September 30, 2020
Lease commitments	$67,935	$2,867

12.	INTANGIBLE ASSETS

The carrying amounts of each class of intangible assets were as follows:

	December 31, 2019	September 30, 2020
Licenses	$—	$—
Computer software	2,845	402

	$2,845	$402

For the nine months ended September 30, 2019

	Licenses	Computer Software	Total
Cost

Balance at January 1, 2019 and September 30, 2019	$23,073,400	$43,070	$23,116,470

Accumulated amortization

Balance at January 1, 2019	$—	$35,878	$35,878
Amortization expenses	—	3,369	3,369

Balance at September 30, 2019	$—	$39,247	$39,247

Carrying amounts at January 1, 2019	$23,073,400	$7,192	$23,080,592

Carrying amounts at September 30, 2019	$23,073,400	$3,823	$23,077,223

For the nine months ended September 30, 2020

	Licenses	Computer Software	Total
Cost

Balance at January 1, 2020 and September 30, 2020	$23,073,400	$43,070	$23,116,470

Accumulated amortization and impairment

Balance at January 1, 2020	$23,073,400	$40,225	$23,113,625
Amortization expenses	—	2,443	2,443

Balance at September 30, 2020	$23,073,400	$42,668	$23,116,068

Carrying amounts at January 1, 2020	$—	$2,845	$2,845

Carrying amounts at September 30, 2020	$—	$402	$402

The intangible assets, namely licenses, include the acquisitions in August 2016 of ASLAN005 from Exploit Technologies Pte Ltd. (“ETPL”) and in January 2018 of exclusive and worldwide rights to develop, manufacture and commercialize varlitinib from Array Biopharma Inc., respectively. The information related to these license agreements is further disclosed in Note 17.

On July 5, 2019, the Company decided not to engage in further development of the licensed intellectual property for ASLAN005 from ETPL. The agreement relating to the research collaboration with ETPL’s P53 Laboratory was terminated on September 3, 2019. As a result, the Company carried out a review of the recoverable amount of ASLAN005 and determined that the carrying amount of $73,400 was fully impaired for the year ended December 31, 2019.

On November 11, 2019, the Company announced that the global pivotal clinical trial testing varlitinib in biliary tract cancer did not meet its primary endpoints. As a result, the Company decided to stop investing in the further development of varlitinib at this time and the estimated future cash flows expected to arise from the drug decreased. The Company carried out a review of the recoverable amount of varlitinib and determined that the carrying amount of $23 million was not recoverable. The review led to the recognition of an impairment loss of $23 million for the year ended December 31, 2019.

Though the Company may decide to conduct exploratory research in the future, no resources have been allocated for its development and there is no guarantee that resources will be allocated in the future.

Computer software is amortized on a straight-line basis over the estimated useful life of 3 years.

13.	OTHER PAYABLES

	December 31, 2019	September 30, 2020
Payables for cash-settled share-based payment transactions (Note 21)	$755,787	$1,074,741
Payables for salaries and bonuses	1,037,213	692,961
Interest payables	392,970	649,875
Payables for professional fees	923,726	244,994
Others	137,146	83,282

	$3,246,842	$2,745,853

14.	LONG-TERM BORROWINGS

	December 31, 2019	September 30, 2020
Unsecured borrowings
Loans from government	$7,361,124	$7,245,041
Other long-term borrowings	4,813,176	4,894,331
Interest payables	3,183,507	3,654,938
Loans from shareholders	1,707,498	1,704,766

	$17,065,305	$17,499,076

Unsecured borrowings from related parties
Loans from related parties	$552,426	$551,541
Interest payables	13,750	52,161

	$566,176	$603,702

a.	Loans from government

On April 27, 2011, the Singapore Economic Development Board (EDB) awarded the Company a repayable grant (the “Grant”) not exceeding SGD10 million to support the Company’s drug development activities over a five-year qualifying period commencing February 24, 2011 (the “Project”). The Project was successfully implemented, resulting in substantially the full amount of the Grant being disbursed to the Company.

In the event any of the Company’s clinical product candidates achieve commercial approval after Phase 3 clinical trials, the Company will be required to repay the funds disbursed to the Company under the Grant plus interest of 6%. Until the Company has fulfilled its repayment obligations under the Grant, the Company has ongoing update and reporting obligations to the EDB. In the event the Company breaches any of its ongoing obligations under the Grant, EDB can revoke the Grant and demand that the Company repay the funds disbursed to the Company under the Grant.

As of December 31, 2019 and September 30, 2020, the amounts of funds disbursed to the Company plus accrued interest were $10,485,464 and $10,643,914, respectively.

b.	Other long-term borrowings

CSL Finance Pty Ltd.

On May 12, 2014, ASLAN Pharmaceuticals Pte. Ltd. obtained a loan facility of $4.5 million from CSL Finance Pty Ltd. The amount was based on 75% of research and development costs approved by CSL Finance Pty Ltd. at each drawdown period. The loan is repayable within 10 years from the date of the facility agreement. Interest on the loan is computed at 6% plus LIBOR, payable on a quarterly basis and is recorded at interest payables under other payables.

Mandatory prepayment of the loan is required upon a successful product launch occurring before maturity of the loan.

As of December 31, 2019 and September 30, 2020, the aggregate carrying amount including principal and accrued interest outstanding under CSL Loan Facility were $4,453,327 and $4,710,232, respectively.

Convertible Loan Facility

On September 30, 2019, the Company entered into a loan facility with Bukwang Pharmaceutical Co., Ltd., for an amount of $1.0 million (the “September 2019 Loan Facility”). The September 2019 Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date the Company draws down on such facility. The Company has the option to repay the amounts owed at any time, subject to certain conditions.

The lender will have the right to convert, at their option, any outstanding principal amount plus accrued and unpaid interest under the loan into that number of the Company’s newly issued ADSs calculated by dividing (a) such outstanding principal amount and accrued and unpaid interest under the loan by (b) 90% of the volume-weighted average price of the Company’s ADSs on the date of the conversion notice. Each ADS represents five ordinary shares of the Company. The ability to convert is subject to certain conditions, including that the Company’s ordinary shares having been delisted from the TPEx, and the expiry of the term of the loan.

In October 2019, the Company drew down on $1.0 million under the September 2019 Loan Facility. As of September 30, 2020, the lender has not exercised their right to convert their loan into ADS.

October/November 2019 Loan Facility

On October 25, 2019, the Company entered into a loan facility with certain existing stockholders/directors, or affiliates thereof, and on November 11, 2019, the Company entered into a related loan facility with the affiliate of another existing stockholder, for an aggregate amount of $2.25 million (collectively, the “October/November 2019 Loan Facility”). The October/November 2019 Loan Facility has a two-year term with a 10% interest rate per annum, commencing upon the date the Company draws down the facility, which must be drawn down in full. The Company has the option to repay not less than $1.0 million of the amounts owed under the October/November 2019 Loan Facilities at any time, subject to certain conditions. In the event that the Company in a single re-financing transaction raises more than ten times the aggregate loan amount prior to expiry of the term, the Company will be obligated to repay any unpaid portion of the principal amount and accrued interest thereunder within 30 days of the receipt of the proceeds from such re-financing transaction.

The October/November 2019 Loan Facility provides that, during the time that any amount is outstanding thereunder, the Company will not (i) incur any finance debt which is secured by a security interest or conferring repayment rights which rank in priority over those of the lenders, or (ii) carry out or implement any merger, consolidation, reorganization (other than the solvent reorganization of the Company), recapitalization, reincorporation, share dividend or other changes in the capital structure of the Company which may have a material adverse effect on the rights of the lenders, in each case except with the prior written consent of the lenders. In addition, upon an event of default (as defined in the October/November 2019 Loan Facility), the lenders may declare the principal amounts then outstanding and all interest thereon accrued and unpaid to be immediately due and payable to the lenders.

In October 2019, the Company drew down on $1.95 million under the loan facilities. In connection with this initial draw down, the Company issued warrants (collectively referred to as the “Warrants”) to purchase 483,448 ADSs (representing 2,417,240 ordinary shares) to certain of the lenders, at an exercise price of $2.02 per ADS. In November 2019, the Company drew down on the remaining $0.3 million under the loan facilities. In connection with the second draw down, the Company has committed to issue warrants to purchase 74,377 ADSs (representing 371,885 ordinary shares) to the lender at an exercise price of $2.02 per ADS.

The Warrants are exercisable only after the Company’s ordinary shares have been delisted from TPEx, and will expire on the earlier of (i) the first anniversary of such TPEx delisting or (ii) expiry of the term of the October/November 2019 Loan Facility. As of September 30, 2020, none of the warrant holders have exercised their rights to purchase any ADS.

As of December 31, 2019, and September 30, 2020, the aggregate carrying amount including principal and accrued interest outstanding under the Convertible Loan Facility and the October/November 2019 Loan Facility were $3,085,660 and $3,398,507, respectively.

15.	RETIREMENT BENEFIT PLANS

Defined Contribution Plans

ASLAN Pharmaceuticals Pte. Ltd. adopted a defined contribution plan, which is a post-employment benefit plan, under which ASLAN Pharmaceuticals Pte. Ltd. pays fixed contributions into the Singapore Central Provident Fund on a mandatory basis. ASLAN Pharmaceuticals Pte. Ltd. has no further payment obligations once the contributions have been paid. The contributions are recognized as “employee compensation expenses” when they are due.

ASLAN Pharmaceuticals Taiwan Limited adopted a pension plan under the Labor Pension Act (LPA) of the ROC, which is a state-managed defined contribution plan. Under the LPA, ASLAN Pharmaceuticals Taiwan Limited makes monthly contributions to its Taiwan-based employees’ individual pension accounts at 6% of monthly salaries and wages.

For the nine months ended September 30, 2019 and 2020, the total expense for such employee benefits in the amount of $268,257 and $156,072 were recognized, respectively.

16.	EQUITY

a.	Ordinary shares

	December 31, 2019		September 30, 2020
Number of shares authorized		500,000,000	500,000,000

Amount of shares authorized	NT$	5,000,000,000	$165,000,000

Number of shares issued and fully paid		189,954,970	189,954,970

Amount of shares issued and fully paid		$61,366,844	$61,366,844

As of December 31, 2019, the issued ordinary shares with a par value of NT$10 entitled holders with the rights to vote and receive dividends.

On September 4, 2020, the shareholders’ meeting resolved to redenominate the authorized share capital of the Company from NT$5,000,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of NT$10.00 to US$165,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.33 each, by redenominating each ordinary share of a nominal or par value of NT$10.00 into each ordinary share of a nominal or par value of US$0.33 at an exchange rate of NT$1:US$0.03 (the “Redenomination”).

The same shareholders’ meeting further resolved to reduce share capital, as a special resolution, conditional upon the receipt of an order of the Grand Court of the Cayman Islands approving the capital reduction from US$165,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.33 each to US$5,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.01 each, subject to the Tenth Amended and Restated Memorandum of Association the Company. The capital reduction was approved by the Grand Court of the Cayman Islands on November 16, 2020.

The issued ordinary shares with reduced par value of US$0.01 entitle holders with the rights to vote and receive dividends.

On March 27, 2018, ASLAN Cayman filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission (“SEC”) for the initial public offering in the United States of its ADSs representing ordinary shares. The registration statement for listing its ADSs in the Nasdaq Global Market was declared effective by the SEC, and ASLAN Cayman held the initial public offering of its ADSs on May 4, 2018.

The amount of ADSs sold in this offering was 6,000,000, with each ADS representing five of ASLAN Cayman’s ordinary shares, representing a total of 30,000,000 ordinary shares. The offering price per ADS was $7.03, equivalent to a price per ordinary share of NT$41.72. The payment of this fundraising was fully collected as of May 8, 2018, and the record date for this capital increase was May 8, 2018.

On November 8, 2019, the Company filed a registration statement on Form F-3 with the SEC for the follow-on offering in the United States of its ADSs representing ordinary shares. The registration statement for listing its ADSs in the Nasdaq Global Market was declared effective by the SEC on November 8, 2019, and the Company held the follow-on offering of its ADSs on December 3, 2019.

The amount of ADSs sold in this offering was 5,893,206, with each ADS representing five of ASLAN Cayman’s ordinary shares, representing a total of 29,466,030 ordinary shares. The offering price per ADS was $2.50, equivalent to a price per ordinary share of NT$15.24. The payment of this fundraising was fully collected as of December 6, 2019, and the record date for this capital increase was December 6, 2019.

On September 4, 2020, it was reported in the Company’s shareholders meeting that due to the delisting from TPEx, a comprehensive shares conversion plan for all the TPEx delisting ordinary shares to convert to ADSs had been reviewed and approved by the Company’s board of directors on July 17, 2020. On the first batch of conversion, a total of 98,756,475 ordinary shares were deposited and converted into the equivalent of 19,751,295 ADSs, with a total ADS issuance fee which the Company collected on shareholders’ behalf to be payable to J.P. Morgan Chase Bank N.A., as the Custodian and the Depositary, amounting to $918,150, as of September 30, 2020. The Company paid the full amount of ADS issuance fee to J.P. Morgan Chase Bank N.A. on October 26, 2020.

On October 9, 2020, the Company filed a registration statement on Form F-3 with the SEC and entered into an Open Market Sale Agreement, or Sales Agreement, with Jefferies LLC, for an at the market offering in the United States of its ADSs representing ordinary shares. In accordance with the terms of the Sales Agreement, the Company may offer and sell ADSs having an aggregate offering price of up to $50,000,000 from time to time through Jefferies LLC, acting as sales agent.

b.	Capital surplus

	December 31, 2019	September 30, 2020
Arising from issuance of new share capital	$108,800,191	$108,800,191
Arising from employee share options	6,274,591	6,274,591
Changes in percentage of ownership interests in subsidiary	1,376,349	1,376,349
Equity component of long-term debt (Note 14)	44,579	44,579

	$116,495,710	$116,495,710

c.	Retained earnings and dividends policy

Under ASLAN Cayman’s Articles of Incorporation, ASLAN Cayman may declare dividends by ordinary resolution of ASLAN Cayman’s board of directors, but no dividends shall exceed the amount recommended by the directors of ASLAN Cayman.

ASLAN Cayman may set aside out of the funds legally available for distribution, for equalizing dividends or for any other purpose to which those funds may be properly applied, either employed in the business of ASLAN Cayman or invested in such investments as the directors of ASLAN Cayman may from time to time think fit.

The accumulated deficits for 2018 and 2019 approved by the shareholders’ meetings on June 21, 2019 and June 29, 2020, respectively, were as follows:

	For the year ended December 31
	2018	2019
Accumulated deficits at the beginning of the year	$(90,283,261)	$(132,468,858)
Net loss for the year	(42,185,597)	(47,015,967)

Accumulated deficits at the end of the year	$(132,468,858)	$(179,484,825)

d.	Other reserves items

Unrealized loss on financial assets at fair value through other comprehensive income:

	For the nine months ended September 30
	2019	2020
Balance at January 1	$—	$(55,084)
Unrealized loss
Equity instruments	(9,046)	(98,350)

Balance at September 30	$(9,046)	$(153,434)

e.	Non-controlling interests

	For the nine months ended September 30
	2019	2020
Balance at January 1	$—	$1,074,081
Share in loss for the period	—	(583,948)

Balance at September 30	$—	$490,133

17.	LICENSE AGREEMENTS

Array Biopharma

On January 3, 2018, the Company entered into a new license agreement with Array pursuant to which the Company obtained an exclusive, worldwide license to develop, manufacture and commercialize Array’s pan-HER inhibitor, ARRY-543 (which the Company refers to as ASLAN001 or varlitinib) varlitinib for all human and animal therapeutic, diagnostic and prophylactic uses. This new license agreement replaces and supersedes the previous collaboration and license agreement with Array dated July 12, 2011.

Under the new license agreement, the Company agreed to use commercially reasonable efforts to obtain approval by the U.S. FDA or the applicable health regulatory authority and commercialize varlitinib.

In consideration of the rights granted under the agreement, the Company made an initial upfront payment to Array of $12 million in January 2018 and an additional payment $11 million in June 2018, respectively, that were capitalized as a separately acquired intangible asset. In addition, the Company will be required to pay up to $30 million if certain development milestones are achieved, $20 million if certain regulatory milestones are achieved, and up to $55 million if certain commercial milestones are achieved. The Company is also required to pay Array tiered royalties in the low tens on net sales of varlitinib. The royalty obligations will continue on a country-by-country basis through the later of the expiration of the last valid patent claim for varlitinib or ten years after the first commercial sale of varlitinib in a given country. As of September 30, 2020, the Company did not accrue for the above contingent payments since the milestones are not achieved.

On November 11, 2019, the Company announced that the global pivotal clinical trial testing varlitinib in biliary tract cancer did not meet its primary endpoints. As a result, the Company decided to stop investing in the further development of varlitinib at this time and the estimated future cash flows expected to arise from the drug decreased. The Company carried out a review of the recoverable amount of varlitinib and determined that the carrying amount $23 million was not recoverable. See Note 12.

Almirall

In 2012, the Company originally entered into a global licensing agreement with Almirall to develop DHODH inhibitor, LAS186323, which the Company refers to as ASLAN003, for rheumatoid arthritis (excluding any topical formulation), without upfront payments. Under the license agreement, the Company agreed to fund and develop ASLAN003 to the end of Phase 2 through a development program conducted in the Asia-Pacific region.

The original license agreement was replaced by a new agreement, executed in December 2015 and amended in March 2018, granting an exclusive, worldwide license to develop, manufacture and commercialize ASLAN003 products for all human diseases with primary focus on oncology diseases, excluding topically-administered products embodying the compound for keratinocyte hyperproliferative disorders, and the non-melanoma skin cancers basal cell carcinoma, squamous cell carcinomas and Gorlin Syndrome. Under the license agreement, Almirall is eligible to receive milestone payments and royalties based on the sales generated by the Company and/or sublicensees.

CSL

The Company entered into a global license agreement with CSL Limited (“CSL”), in May 2014, to develop the anti-IL13 receptor monoclonal antibody, CSL334 (which the Company refers to as ASLAN004) and antigen binding fragments thereof, for the treatment, diagnosis or prevention of diseases or conditions in humans, without upfront payments. This license agreement was amended in May 31, 2019, pursuant to which the Company obtained an exclusive, worldwide license to certain intellectual property owned or licensed by CSL, including patents and know-how, to develop, manufacture for clinical trials and commercialize ASLAN004 for the treatment, diagnosis or prevention of diseases or conditions in humans. The Company’s development under such agreement is currently focused on the treatment of respiratory and inflammatory conditions, and in particular, atopic dermatitis.

Under the amended agreement, the Company is generally obligated to use diligent efforts to develop ASLAN004 products in accordance with the development plan, to obtain marketing approvals for ASLAN004 products worldwide and to commercialize ASLAN004 products, either by itself or through sublicensees.

In consideration of the rights granted to the Company under the amended agreement, the Company will make a first payment of $30 million to CSL upon commencement of a Phase 3 clinical trial of ASLAN004. The Company will also be required to pay up to an aggregate of $95 million to CSL if certain regulatory milestones are achieved and as of September 30, 2020, milestone has not been met, up to an aggregate of $655 million if certain sales milestones are achieved and tiered royalties on net sales of ASLAN004 products ranging between a mid-single digit percentage and 10%. As of September 30, 2020, the aforementioned milestones have not been met.

Hyundai Pharm Co., Ltd.

In October 2015, the Company entered into a license agreement with Hyundai Pharm Co., Ltd. (“Hyundai”). Under the terms of the license agreement, the Company granted Hyundai options to acquire the rights to use its intellectual property to develop and commercialize varlitinib for the treatment of cholangiocarcinoma (i.e., CCA) in South Korea, and the Company has received an option payment of $250,000 from Hyundai in 2016. As there was no performance obligation required for the Company, the payment was recognized as revenue, and the related cost of revenue in the amount of $125,000 paid to one of the third parties with whom the Company has a licensing agreement as part of the payment for the proceeds from out-licensing was recognized as cost of revenue, for the year ended December 31, 2016. The Company was eligible for additional regulatory and commercial milestones payments as well as royalties on product sales.

In February 2019, the Company made a payment of $325,000 to Hyundai in order to buy back the rights to commercialize varlitinib in CCA.

Exploit Technologies Pte Ltd. (“ETPL”)/P53 Laboratory

The Company entered into a licensing agreement with ETPL, in August 2016, to license Intellectual Property (IP) arising from a research collaboration with ETPL’s P53 Laboratory. The IP focuses on generation of novel immuno-oncology antibodies targeting recepteur d’origine nantais (“RON”) and such antibodies are referred to by the Company collectively as ASLAN005. The license fee of SG$100,000 (or $73,400) was capitalized as a separately acquired intangible asset. Under the license agreement, the Company has the exclusive rights to develop and commercialize ASLAN005 worldwide. ETPL is eligible to receive up to an aggregate of SG$12 million (or $8,978,951) in milestone payments if certain development and commercial milestones are achieved, as well as royalties calculated based on any sales generated by the Company.

In August 2016, the Company and ETPL’s P53 Laboratory entered into a three-year research collaboration agreement. Under the terms of the agreement, the Company will be responsible for the design of innovative clinical development programs, in collaboration with P53 Laboratory, which will continue to be responsible for the preclinical development of the antibody assets.

On July 5, 2019, the Company decided not to engage in further development of the licensed intellectual property for ASLAN005 from ETPL. The agreement relating to the research collaboration with ETPL’s P53 Laboratory was terminated effective September 3, 2019. As a result, the Company carried out a review of the recoverable amount of ASLAN005 and determined that the carrying amount $73,400 was fully impaired. See Note 12.

Nanyang Technological University

The Company entered into a licensing and research collaboration agreement with Nanyang Technological University (NTU) in October 2016, for the development of modybodies against three targets of the Company’s choice. The agreement expired in April 2018, but the Company retained continuing rights: a half share ownership in the resulting IP, together with an exclusive option to obtain global rights to develop and commercialize the modybodies, with such option exercisable until October 2018. In July 2018, the technology for modybodies was separated from NTU and licensed to a new company, DotBio Pte. Ltd. In exchange for the Company’s giving up its residual rights and options in respect to the technology, the Company received 599,445 shares of DotBio Pte. Ltd. equivalent to SG$255,000 ($187,244) (see Note 8), together with 599,445 units of warrant to subscribe for the same number of shares at a subscription price of $0.32 which was the same value per share as applied to other new investors in this round (see Note 7); in addition, the Company also retained a right of first refusal to take an exclusive license for any modybodies produced by DotBio Pte. Ltd. that are based on the work generated from the collaborative agreement between NTU and the Company. However, as the right of first refusal did not limit DotBio Pte. Ltd.’s ability to direct the use of the asset, or to obtain substantially all the remaining benefits from the asset, this would not prevent DotBio Pte. Ltd. from obtaining control of the asset. Accordingly, the Company recognized the non-cash gain arising from the derecognition and recorded it as other income of $187,244 for the year ended December 31, 2018, because it was not a good or service that was an output of the Company’s ordinary activities.

BioGenetics Co. Ltd.

In February 2019, the Company entered into a licensing agreement with BioGenetics to grant exclusive rights to commercialize varlitinib in South Korea in exchange for an upfront payment of $2 million and up to $11 million in sales and development milestone payments. The Company is also eligible to receive tiered double digit royalties on net sales up to the mid-twenties. The Company has no other performance obligation in addition to the license, and BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of varlitinib in South Korea. Since the Company has no other performance obligation in addition to the license, the Company recognized the upfront payment as revenue in February 2019.

In March 2019, the Company entered into another licensing agreement with BioGenetics to grant exclusive rights to commercialize ASLAN003 in South Korea in exchange for an upfront payment of $1 million and up to $8 million in sales and development milestone payments. The Company is also eligible to receive tiered double digit royalties on net sales from the high-teens to the mid-twenties range. The Company has no other performance obligation in addition to the license, and BioGenetics will be responsible for obtaining initial and all subsequent regulatory approvals of ASLAN003 in South Korea. Since the Company has no other performance obligation in addition to the license, the Company recognized the upfront payment as revenue in March 2019. Under the in-license agreement to develop ASLAN003 with Almirall, Almirall is eligible to receive a payment of 10% (ten per cent) of the proceeds from the out-licensing of ASLAN003. The related cost of revenue in the amount of $82,259 payment to Almirall was recognized as operating costs accordingly in March 2019.

18.	LOSS BEFORE INCOME TAX

a.	Other gains and losses

	For the nine months ended September 30
	2019	2020
Net foreign exchange gains	$128,820	$126,787
(Loss) Gain on disposal of property, plant and equipment	(75,296)	359
Net (loss)gain on fair value changes of financial assets and liabilities at fair value through profit or loss	(21,998)	236,169
Loss on lease modification	(64,287)	—
Subsidy from the government	—	110,233
Others	(5,529)	30,946

	$(38,290)	$504,494

Subsidy from the government is a relief from the Singapore government to provide wage support and help employers retain local employees due to economic uncertainty due to COVID-19.

b.	Finance costs

	For the nine months ended September 30
	2019	2020
Other interest expenses	$256,905	$416,232
Interest on government loans	327,223	321,655
Interest on loans from shareholders	—	153,519
Interest on lease liabilities	24,374	30,108

	$608,502	$921,514

c.	Depreciation and amortization

	For the nine months ended September 30
	2019	2020
Right-of-use assets	$201,411	$199,115
Property, plant and equipment	155,663	23,446
Computer software	3,369	2,443

	$360,443	$225,004

All depreciation and amortization expenses are recorded as general and administrative expenses for the nine months ended September 30, 2019 and 2020.

d.	Employee benefits expense

	For the nine months ended September 30
	2019	2020
Short-term benefits	$3,389,244	$2,820,552
Post-employment benefits (Note 15)	268,257	156,072
Share-based payments (Note 21)
Equity-settled	42,511	—
Cash-settled	(255,062)	198,720

Total employee benefits expense	$3,444,950	$3,175,344

Employee benefits expense by function
General and administrative expenses	$2,306,923	$2,696,325
Research and development expenses	1,138,027	479,019

	$3,444,950	$3,175,344

e.	Employees’ compensation and remuneration of directors

Under ASLAN Cayman the Eighth Articles of Incorporation, ASLAN Cayman had to accrue employees’ compensation and remuneration of directors at the rates of no less than 0.1% and no higher than 1%, respectively, of profit before income tax, net of employees’ compensation and remuneration of directors. ASLAN Cayman had accumulated deficits for the nine months ended September 30, 2019; therefore, no compensation for employees and remuneration of directors was accrued.

On September 4, 2020, the shareholders’ meeting of the Company resolved replacing the Eighth Amended and Restated Memorandum and Articles of Association with the Ninth and the Tenth Amended and Restated Memorandum and Articles of Association; therefore, no compensation for employees and remuneration of directors was accrued for the nine months ended September 30, 2020.

19.	INCOME TAXES

Income Tax Recognized in Profit or Loss

	For the nine months ended September 30
	2019	2020
Current tax
In respect of the current period	$(395,290)	$165,699

a.	Cayman Islands

ASLAN Cayman is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

b.	Singapore

ASLAN Pharmaceuticals Pte. Ltd. and Jaguahr Therapeutics Pte. Ltd., incorporated in Singapore, are subject to the statutory corporate income tax rate of 17%. In connection with the licensing agreements with BioGenetics in February and March 2019, the Company collected upfront payments totaled $3,000,000 from BioGenetics in total, which was subject to withholding taxes of 15% in compliance with local regulations in South Korea. The Company therefore recognized income tax expense at an amount of $450,000. Except for the above, ASLAN Pharmaceuticals Pte. Ltd. and Jaguahr Therapeutics Pte. Ltd. have no taxable income for the nine months ended September 30, 2019 and 2020, and therefore, no other provision for income tax is required.

c.	Taiwan

ASLAN Pharmaceuticals Taiwan Limited, incorporated in Taiwan, is subject to the statutory corporate income tax rate of 20% and the corporate surtax rate of 5%.

The income tax returns through 2018 have been assessed by the tax authorities.

d.	Australia

ASLAN Pharmaceuticals Australia Pty Ltd., incorporated in Australia, is subject to the statutory corporate income tax of 30%. ASLAN Pharmaceuticals Australia Pty Ltd. has no taxable income for the nine months ended September 30, 2019 and 2020, and therefore, no provision for income tax is required. Tax incentives were obtained from the Australian government on August 23, 2019 and August 13, 2020 for $79,710 and $165,699, respectively, due to research and development activities carried out in Australia in 2018 and 2019.

e.	Hong Kong

ASLAN Pharmaceuticals Hong Kong Limited, incorporated in Hong Kong, is subject to the statutory corporate income tax of 16.5%. Under the Hong Kong tax law, ASLAN Pharmaceuticals Hong Kong Limited is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on the remittance of dividends. ASLAN Pharmaceuticals Hong Kong Limited has no taxable income for the nine months ended September 30, 2019 and 2020, and therefore, no provision for income tax is required.

f.	China

ASLAN Pharmaceuticals (Shanghai) Co. Ltd., incorporated in China, is subject to the statutory corporate income tax rate of 25%. ASLAN Pharmaceuticals (Shanghai) Co. Ltd. has no taxable income for the nine months ended September 30, 2019 and 2020, and therefore, no provision for income tax is required.

g.	United States of America

ASLAN Pharmaceuticals (USA) Inc., incorporated in Delaware, USA in October 2018, is subject to the statutory federal income tax rate of 21% and state income tax rate of 8.7%. ASLAN Pharmaceuticals (USA) Inc. has no taxable income for the nine months ended September 30, 2019 and 2020, and therefore, no provision for income tax is required.

20.	LOSS PER ORDINARY SHARE

	For the nine months ended September 30
	2019	2020
Basic and diluted loss per ordinary share	$(0.11)	$(0.05)

The loss and weighted-average number of ordinary shares outstanding used in the computation of loss per share are as follows:

	For the nine months ended September 30
	2019	2020
Loss used in the computation of basic and diluted loss per ordinary share	$(17,460,159)	$(10,267,070)

Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	160,248,940	189,954,970

If the outstanding employee share options issued by ASLAN Cayman are converted to ordinary shares, they are anti-dilutive and excluded from the computation of diluted earnings per share. Potential ordinary shares arising from the aforementioned anti-dilutive outstanding employee share options are 11,004,802 and 8,051,149 shares for the nine months ended September 30, 2019 and 2020, respectively.

21.	SHARE-BASED PAYMENT ARRANGEMENTS

Employee Share Option Plan

Under the Company’s employee share option plan, qualified employees of the Company and its subsidiaries were granted 661,000 options in July 2010, 910,000 options in July 2011, 669,750 options in July 2012, 619,250 options in July 2013, 680,625 options in July 2014, 2,477,336 options in July 2015, 1,032,250 options in July 2016 and 825,833 options in September 2017. Each option entitles the holder to subscribe for one ordinary share of the Company. The options granted are valid for 10 years and exercisable at certain percentages once they have vested. No performance conditions were attached to the plan. The Company has no legal constructive obligation to repurchase or settle the options in cash.

The board of directors of the Company, as of July 26, 2016, resolved to double the number of shares underlying each outstanding award granted previously to reflect the subdivision ratio of the share split made in connection with the corporate restructuring of May 27, 2016. The exercise price for each award previously granted was correspondingly adjusted by a decrease of 50%. The modification did not cause any incremental adjustments to the fair value of the granted awards.

As of September 30, 2020, there are 13,841,879 ordinary shares issuable on the exercise of share options outstanding under the Company’s equity incentive plans. Currently each ADS represents five of the Company’s ordinary shares measured under employee share option plan.

Information on employee share options granted from July 2010 to 2016 is as follows:

	For the nine months ended September 30
	2019		2020
	Number of Options	Weighted- average Exercise Price Per Option	Number of Options	Weighted- average Exercise Price Per Option
Balance at January 1	6,822,523	$1.41	6,670,356	$1.43
Options forfeited	(32,167)	2.26	—	—

Balance at September 30	6,790,356	1.41	6,670,356	1.43

Options exercisable, end of period	6,790,356	1.41	6,670,356	1.43

Weighted-average fair value of options granted	$—		$—

Information on employee share options granted in September 2017 is as follows:

	For the nine months ended September 30
	2019		2020
	Number of Options	Weighted- average Exercise Price Per Option	Number of Options	Weighted- average Exercise Price Per Option
Balance at January 1	698,167	$1.28	501,167	$1.28
Options forfeited	(197,000)	1.28	—	—

Balance at September 30	501,167	1.28	501,167	1.28

Options exercisable, end of period	—	—	501,167	1.28

Weighted-average fair value of options granted	$—		$—

Information on outstanding options as of September 30, 2020 is as follows:

July 2010		July 2011		July 2012		July 2013		July 2014		July 2015		July 2016		September 2017
Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)	Range of Exercise Price	Weighted- average Remaining Contractual Life (Years)
$0.20-$0.80	0	$0.20-$0.80	0.7	$0.80	1.7	$0.80-$1.36	2.7	$1.36	3.7	$1.36-$1.88	4.7	$2.26	5.7	$1.28	6.9

Options granted in July of 2010, 2011, 2012, 2013, 2014, 2015, 2016 and September 2017 were priced using the binomial option pricing model, and the inputs to the model were as follows:

	July 2010	July 2011	July 2012	July 2013	July 2014	July 2015	July 2016	September 2017
Grant-date share price	$0.80	$0.80	$1.25	$1.36	$1.36	$1.88	$2.26	$1.28
Exercise price	$0.20-$0.80	$0.20-$0.80	$0.80	$0.80-$1.36	$1.36	$1.36-$1.88	$2.26	$1.28
Expected volatility	59.16%	54.26%-54.44%	52.25%	50.58%	50.86%	36.37%	39.34%	38.33%
Expected life (years)	10	10	10	10	10	10	10	10
Expected dividend yield	—	—	—	—	—	—	—	—
Risk-free interest rate	2.954%	2.96%-3.22%	1.61%	2.5%	2.58%	2.43%	1.46%	1.10%

Expected volatility was based on the average annualized historical share price volatility of comparable companies before the grant date.

Compensation costs recognized for the nine months ended September 30, 2019 and 2020 were $42,511 and zero, respectively.

Long Term Incentive Plan

On August 23, 2017, July 30, 2018 and July 26, 2019, the Company’s board of directors approved the 2017, 2018 and 2019 Senior Management Team (SMT) Long Term Incentive Plans (the “2017 LTIP”, “2018 LTIP” and “2019 LTIP”, and collectively, the “LTIPs”), respectively, which outlines awards that may be granted to qualified employees of the Company. These plans are applicable to the SMT of the Company and are used for long-term retention of key management. The LTIPs are each valid for ten years, and grantees of the bonus entitlement units can exercise their rights once they have vested. The Company shall pay the intrinsic value of the units awarded to the employees at the date of exercise of their awards, if redeemed by an employee.

As of September 30, 2020, there are 1,566,000 bonus entitlement units which have been granted under the 2017 LTIP by the Company. For the 1,462,000 units under the 2017 LTIP which were granted in 2017, they will vest in thirds each year after the first, second, and third anniversary of the award, and for the 104,000 units under the 2017 LTIP which were granted in 2018, they will vest in halves each year after the second and third anniversary of the award.

The value of the 2017 LTIP, which was originally measured based on the quoted share price was changed retrospectively at a 5:1 conversion ratio of the Taiwan share price to the ADS price due to the modification of the 2017 LTIP approved by the board of directors on July 30, 2018. As this will be a modification of a cash-settled award that remains a cash-settled award after the modification, any increase or decrease in the value of the liability will be recognized immediately in profit or loss.

The Company’s 2017 LTIP is described as follows:

	For the nine months Ended September 30
	2019	2020
Balance at January 1	1,479,334	1,160,001
Awards forfeited	(319,333)	(253,000)

Balance at September 30	1,160,001	907,001

Balance exercisable, end of period	815,000	1,354,333

As of September 30, 2020, there are 241,142 bonus entitlement units which have been granted under the 2018 LTIP by the Company. For the 241,142 units under the 2018 LTIP, they will vest in thirds each year after the first, second, and third anniversary of the award. The value of the 2018 LTIP will be linked to the ADS price. All of the 2018 LTIP granted bonus entitlement units remained outstanding as of September 30, 2020.

The Company’s 2018 LTIP is described as follows:

	For the nine months Ended September 30
	2019	2020
Balance at January 1	241,142	168,089
Awards forfeited	(73,053)	(38,466)

Balance at September 30	168,089	129,623

Balance exercisable, end of period	56,030	136,410

As of September 30, 2020, there are 491,020 bonus entitlement units which have been granted under the 2019 LTIP by the Company. For the 491,020 units under the 2019 LTIP, they will vest in thirds each year after the first, second, and third anniversary of the award. The value of the 2019 LTIP will be linked to the ADS price. All of the 2019 LTIP granted bonus entitlement units remained outstanding as of September 30, 2020.

The Company’s 2019 LTIP is described as follows:

	For the nine months Ended September 30
	2019	2020
Balance at January 1	—	491,020
Awards granted	491,020	—
Awards forfeited	—	(104,070)

Balance at September 30	491,020	386,950

Balance exercisable, end of period	—	163,673

Each bonus entitlement unit grants the holders of the LTIPs a conditional right to receive an amount of cash equal to the per-unit fair market value of the Company’s ordinary shares and ADSs, respectively, on the settlement date. The LTIPs qualify as cash-settled share-based payment transactions. The Company recognizes the liabilities in respect of its obligations under the LTIPs, which are measured based on the Company’s quoted market price of its ADSs at the reporting date, and takes into account the extent to which the services have been rendered to date.

Regarding the Company’s 2017, 2018 and 2019 LTIPs, the respective quoted fair value of the awards on the grant date was NT$33.45 (or $1.10) , $7.90 and $2.92, based on the Taiwan share price on August 23, 2017 , the closing price per ADS on July 30, 2018 and the closing price per ADS on July 30, 2019, respectively. The quoted fair value on the reporting date is based on the closing price per ADS of $2.03 and $1.90 as of December 31, 2019 and September 30, 2020, respectively.

The Company recognized total expenses of $(255,062) and $198,720 in respect of the LTIPs for the nine months ended September 30, 2019 and 2020, respectively. As of December 31, 2019 and September 30, 2020, the Company recognized compensation liabilities of $755,787 and $1,074,741 as current (classified as other payables), respectively, and $184,870 and $95,926 as non-current, respectively.

22.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to safeguard cash as well as maintain financial liquidity and flexibility to support the development of its product candidates and programs as a going concern through the optimization of the debt and equity balance.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. The capital structure of the Company mainly consists of borrowings and equity of the Company. Key management personnel of the Company review the capital structure periodically. In order to maintain or balance the overall capital structure, the Company may adjust the amounts of long-term borrowings, or the issuance of new shares capital or other equity instruments.

As of September 30, 2020, there was no changes in the Company’s capital management policy, and the Company is not subject to any externally imposed capital requirements.

23.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments not measured at fair value

The Company believes that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values.

b.	Fair value of financial instruments measured at fair value on a recurring basis

1)	Fair value hierarchy

December 31, 2019

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivative financial assets	$—	$—	$68,256	$68,256

Financial assets at fair value through other comprehensive income
Investments in equity instruments at fair value through other comprehensive income Unlisted shares
	$—	$—	$132,160	$132,160

Financial liabilities at fair value through profit or loss
Derivative financial liabilities	$—	$—	$262,350	$262,350

September 30, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Derivative financial assets	$—	$—	$157,675	$157,675

Financial assets at fair value through other comprehensive income
Investments in equity instruments at fair value through other comprehensive income
Unlisted shares	$—	$—	$33,810	$33,810

Financial liabilities at fair value through profit or loss
Derivative financial liabilities	$—	$—	$115,600	$115,600

There were no transfers between Levels 1 and 2 in the current and prior periods.

2)	Valuation techniques and inputs applied for Level 3 fair value measurement

a)

The fair values of warrants are determined using option pricing models where the significant unobservable input is historical volatility. An increase in the historical volatility used in isolation would result in an increase in the fair value. At December 31, 2019 and September 30, 2020, respectively, the historical volatility used were 41.87% and 84.63%.

b)

The fair values of non-listed domestic and foreign equity investments were Level 3 fair value assets, and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market or using assets approach. At September 30, 2020, the Company used significant unobservable inputs, including discount for lack of marketability of 10%, and discounts for lack of control of 10%. At September 30, 2020, assuming all other inputs remain equal, if discount for lack of marketability increases by 1%, the fair value would decrease by $423; if discount for lack of control increases by 1%, the fair value would decrease by $423.

c)

The fair value of derivative financial instrument with warrants and convertibility right are determined using binomial evaluation method with discount rate 15% assessing by market bond yield curve and risk-free rate premium. As of September 30, 2020, the historical volatility used was 82.9% during the past 1 year.

c.	Categories of financial instruments

	December 31, 2019	September 30, 2020
Financial assets

Financial assets at fair value through profit or loss
Derivative financial assets	$68,256	$157,675
Financial assets at amortized cost (1)	22,311,107	12,168,826
Financial assets at fair value through other comprehensive income
Equity instruments	132,160	33,810
Financial liabilities

Financial liabilities at fair value through profit or loss
Derivative financial liabilities	262,350	115,600
Financial liabilities at amortized cost (2)	21,963,089	22,922,123

1)	The balances include financial assets at amortized cost, which comprise of cash and cash equivalents and refundable deposits.

2)	The balances include financial liabilities at amortized cost, which comprise of trade payables, partial other payables, other current liabilities and long-term borrowings.

d.	Financial risk management objectives and policies

The Company’s financial risk management objective is to monitor and manage the financial risks relating to the operations of the Company. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. In order to minimize the effect of financial risks, the Company devoted time and resources to identify and evaluate the uncertainty of the market to mitigate risk exposures.

1)	Market risk

The Company’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates (see (a) below) and interest rates (see (b) below).

a)	Foreign currency risk

The Company had foreign currency transactions, which exposed the Company to foreign currency risk.

The Company’s significant financial assets and liabilities denominated in foreign currencies were as follows:

	December 31, 2019
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
SGD	S$	2,538,168	0.7431	$1,886,160
GBP		£999,471	1.3187	1,318,000
Financial liabilities

Monetary items
SGD	S$	15,126,578	0.7431	$11,240,843

	September 30, 2020
	Foreign Currencies		Exchange Rate	Carrying Amount
Financial assets

Monetary items
SGD	S$	1,072,863	0.7314	$784,658
GBP		£346,137	1.2872	445,536
Financial liabilities

Monetary items
SGD	S$	15,707,031	0.7314	$11,487,626
GBP		£233,944	1.2872	301,125

Sensitivity analysis

The Company is mainly exposed to the Singapore Dollar and British Pound.

The following table details the Company’s sensitivity to a 5% increase and decrease in the U.S. dollar against the relevant foreign currency. The rate of 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items. A positive number below indicates a decrease in pre-tax loss where the U.S. dollar strengthens 5% against the relevant currency. For a 5% weakening of the U.S. dollar against the relevant currency, there would be an equal and opposite impact on pre-tax loss, and the balances below would be negative.

	For the nine months ended September 30
	2019	2020
Profit or loss*
SGD	$(502,732)	$(535,148)
GBP	—	7,221

*	This is mainly attributable to the exposure to outstanding deposits in banks and loans in foreign currency at the end of the reporting period.

b)	Interest rate risk

The Company is exposed to interest rate risk because entities in the Company borrowed funds at fixed interest rates.

The sensitivity analysis below is determined based on the Company’s exposure to interest rates for fixed rate borrowings at the end of the reporting period, and is prepared assuming that the amounts of liabilities outstanding at the end of the reporting period are outstanding for the whole year. A 100-basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 100 basis points higher/lower and all other variables were held constant, the Company’s pre-tax loss for the nine months ended September 30, 2019 and 2020 would have decreased/increased by $114,661 and $112,529, respectively.

2)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Company. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions, where appropriate, as a means of mitigating the risk of financial loss from defaults.

3)	Liquidity risk

The Company manages liquidity risk by monitoring and maintaining a level of cash and cash equivalents that are deemed adequate to finance the Company’s operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of long-term borrowings and ensures compliance with repayment conditions.

As the Company is in the research and development phase, the Company will be seeking future funding based on the requirements of its business operations. The Company is able to exercise discretion and flexibility to deploy its capital resources in the process of the research and development activities according to the schedule of fund raising. The Company intends to explore various means of fundraising to meet its funding requirements to carry out the business operations, such as the issuance of its ordinary shares sponsoring ADSs, venture debt and shareholder loans. The Company may also use other means of financing such as out licensing to generate revenue and cash. Management believes that it currently has plans and opportunities in place which will allow to fund and meet its operating expenses and capital expenditure requirements and meet its obligations for at least the next twelve months from September 30, 2020. However, the future viability of the Company depends on its ability to raise additional capital to finance its operations.

24.	TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the companies which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Besides information disclosed elsewhere in the other notes, details of transactions between the Company and other related parties are disclosed as follows.

a.	Related party name and category

Related Party Name	Related Party Category
JANK Howden Pty Ltd	Related party in substance
Others	Key Management Personnel

b.	Loans from related parties

Related Party Category/Name	December 31, 2019	September 30, 2020
Related party in substance / JANK Howden Pty Ltd	$502,205	$501,401
Key Management Personnel / Others	50,221	50,140

	$552,426	$551,541

Interest Payable

Related Party Category/Name	December 31, 2019	September 30, 2020
Related party in substance / JANK Howden Pty Ltd	$12,500	$47,419
Key Management Personnel / Others	1,250	4,742

	$13,750	$52,161

Interest expense

	For the nine months Ended September 30
Related Party Category/Name	2019	2020
Related party in substance / JANK Howden Pty Ltd	$—	$34,115
Key Management Personnel / Others	—	3,412

	$—	$37,527

The loans from the related parties are unsecured.

c.	Compensation of Key Management Personnel

	For the nine months Ended September 30
Related Party Category/Name	2019	2020
Short-term employee benefits	$2,081,781	$1,356,957
Post-employment benefits	111,131	65,960
Share-based payments recognized	1,578,128	198,720

	$3,771,040	$1,621,637

The remuneration of directors and key executives was determined by the remuneration committee based on the performance of individuals and market trends.

25.	OTHER ITEMS

The Company paused recruitment of new patients on April 13, 2020 in line with government restrictions enforced in Singapore to contain the spread of the coronavirus disease (COVID-19). On August 24, 2020, recruitment into the second of three dose cohorts at all screening sites in Singapore had been resumed. To accelerate recruitment, seven new clinical sites have also been opened in the US and Australia designed to support recruitment of patients into the ongoing multiple ascending dose (MAD) study. The Company has assessed the economic impact of COVID-19 and determined that there were no significant impacts on the Company’s financial statements as of the date the consolidated financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

26.	SEGMENT INFORMATION

The Company’s chief operating decision maker, the chief executive officer, reviews the Company’s consolidated results when making decisions about the allocation of resources and when assessing performance of the Company as a whole, and therefore, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The basis of information reported to the chief operating decision maker is the same as the Company’s consolidated financial statements. As the Company’s long-lived assets are substantially located in and derived from Asia, no geographical segments are presented.

The following is an analysis of the Company’s revenue from its major products and services.

	For the nine months ended September 30
	2019	2020
Out-licensing	$3,000,000	$—

For the nine months ended September 30, 2019, there was revenue generated from out-licensing of commercialization rights in South Korea to Biogenetics for varlitinib and ASLAN003 in the amount of $3 million. See Note 17 for details.